UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-16109

CORECIVIC 401(k) PLAN

(Full title of the Plan)

CORECIVIC

(Name of the issuer of the securities held pursuant to the Plan)

10 BURTON HILLS BLVD., NASHVILLE, TENNESSEE 37215

(Address and zip code of principal executive offices of the issuer)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CoreCivic 401(k) Plan

Date: June 25, 2018	By:	/s/ Brian Hammonds
	Name:	Brian Hammonds
	Title:	Vice President, Finance, CoreCivic of Tennessee, LLC, the Plan Administrator, and of CoreCivic INC., the sole member of CoreCivic of Tennessee, LLC

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibits

23.1	Consent of Hancock Askew & Co., LLP, Independent Registered Public Accounting Firm

CORECIVIC 401(k) PLAN

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2017

Report of Independent Registered Public Accounting Firm

The Administrative Committee, the Administrator and the Participants

CoreCivic 401(k) Plan

Nashville, Tennessee

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the CoreCivic 401(k) Plan formerly known as the Corrections Corporation of America 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Hancock Askew & Co., LLP

We have served as the Plan’s auditor since 2015.

Norcross, Georgia

June 25, 2018

CORECIVIC 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS:
INVESTMENTS, at fair value	$310,968,039	$277,943,797

RECEIVABLES:
Employer contributions	1,348,012	1,293,677
Participant contributions and loan payments	108	31
Notes receivable from participants	16,497,903	16,455,542

Total receivables	17,846,023	17,749,250

NET ASSETS AVAILABLE FOR BENEFITS	$328,814,062	$295,693,047

See accompanying Notes to Financial Statements.

CORECIVIC 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	$295,693,047	$284,233,642

ADDITIONS:
Interest on notes receivable from participants	837,320	712,235
Dividends	4,324,073	3,447,933
Employer contributions	15,838,579	15,532,161
Participant contributions	17,041,652	16,273,002
Net appreciation in fair value of investments	41,119,048	11,781,640

Total additions	79,160,672	47,746,971

DEDUCTIONS:
Administrative expenses	659,599	666,679
Benefits paid to participants	46,057,435	35,620,887

Total deductions	46,717,034	36,287,566

Net Increase	32,443,638	11,459,405
Transfer in	677,377	—
NET ASSETS AVAILABLE FOR BENEFITS, end of year	$328,814,062	$295,693,047

See accompanying Notes to Financial Statements.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

NOTE A - DESCRIPTION OF THE PLAN

The following description of the CoreCivic 401(k) Plan (the “Plan” or “CoreCivic 401(k)”) (formerly known as the Corrections Corporation of America 401(k) Savings and Retirement Plan) is provided for general purposes only. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

Plan Sponsor

In November 2016, the Company rebranded which resulted in a name change from CCA of Tennessee, LLC (“CCA”) to “CoreCivic of Tennessee, LLC” (“CoreCivic”). The Plan’s sponsor is CoreCivic of Tennessee, LLC, formerly, CCA of Tennessee, LLC (“CCA of TN”), a wholly-owned subsidiary of Corrections Corporation of America (“CCA” or the “Company”) and successor by statutory conversion to CCA of Tennessee, Inc. The Plan is a defined contribution plan that was established by a predecessor of CCA on January 1, 1999, to provide retirement benefits to its employees. The Plan is designed to comply with the rules and regulations of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participating Employers

The Plan qualifies as a “multiple employer” plan as described in Section 413(c) of the Internal Revenue Code. The Plan allows other affiliated employers to participate in the Plan (“Participating Employers”), as it deems appropriate. All Participating Employers must adopt the Plan as written, including but not limited to, using the same Trustee, incurring the same expense rate, and contributing at the same rates and same times. Participating Employers are: TransCor America, LLC; Correctional Medicine Associates, PC; Correctional Medicine Associates of Georgia, PC; Correctional Medicine Associates of TX, PA; Correctional Medicine Associates of Colorado, PC; Correctional Medicine Associates of California, PC; CCA Health Services, LLC; Correctional Dental Associates of Georgia, PC; Correctional Dental Associates, PC; Correctional Dental Associates of Florida, PA; Correctional Dental Associates of Colorado, PC; and, Stephen Merrill, DMD, PC.

Eligibility

Employees of CoreCivic and Participating Employers who are at least 18 years of age and have completed one year of service, as defined by the Plan, are eligible for participation in the Plan on the following January 1, April 1, July 1, or October 1 of the year in which they meet these eligibility requirements.

Contributions

The Plan allows eligible employees to contribute up to 90% of their pre-tax compensation, as defined by the Plan. The Plan also allows eligible participants to make Catch Up Contributions (as defined by the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”)).

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

The Plan agreement indicates that CoreCivic may provide discretionary employer “basic” and “matching” contributions. During 2017 and 2016, CoreCivic provided a Safe Harbor matching contribution equal to 100% of each employee’s eligible bi-weekly compensation, up to 5% of the employee’s eligible bi-weekly compensation. CoreCivic did not provide a discretionary basic contribution during 2017 or 2016. CoreCivic did provide a non-elective fringe contribution to certain employees at “Service Contract Act” (“SCA”) locations in 2017 and 2016. Those non-elective contributions are 100% vested immediately.

Plan sponsor and participant contributions may not exceed the maximum amount deductible for federal income tax purposes.

Vesting

Participants are fully vested in their employee and/or rollover contributions and the earnings (losses) thereon and any Safe Harbor employer matching contributions after 2011. Vesting in employer contributions for years prior to 2012, is based on years of service. All active participants become vested in employer contributions made and investment earnings (losses) thereon according to the following schedule of service:

Less than two years	0%
Two years	20%
Three years	40%
Four years	80%
Five years or more	100%

In the event of death, disability, or upon attainment of the Plan’s retirement age, as defined in the plan agreement, participants become fully vested in their employer contributions.

Distributions

Upon death, disability, retirement, or termination of employment, participants or their beneficiaries may elect to receive a lump-sum distribution, payable in the form of cash and/or shares of CoreCivic common stock of the vested portion of their account balance.

Participants who were participants in a plan assumed by CoreCivic in connection with the acquisition of U.S. Corrections Corporation in 1998 are offered the option of a hardship distribution. Cases of financial hardship are reviewed and approved by the Plan Administrator. A hardship distribution cannot be taken until the participant has exhausted other means of financing through the Plan or other plans maintained by CoreCivic. A hardship can only be taken from the amounts accumulated in the participant’s account through employee deferral contributions.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

Forfeitures

Amounts not vested upon termination of employment are forfeited by participants and may be used to fund CoreCivic’s matching or basic contributions. At December 31, 2017 and 2016, unallocated non-vested accounts totaled approximately $10,000 and $13,000, respectively. During the years ended December 31, 2017 and 2016, total forfeitures of $24,023 and $27,000, respectively, were used to reduce employer contributions made during the 2017 and 2016 Plan years.

Notes Receivable from Participants

A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. A participant may have only one loan outstanding at any time. Loans are repayable through payroll deductions over periods ranging up to 60 months. The loans are secured by the balance in the participant’s account. The interest rate for the loan shall be determined by the Plan Administrator commensurate with the rates used by commercial loans which would be made under similar circumstances. The interest rates on outstanding loans as of December 31, 2017, ranged between 4.25% and 5.25%.

Plan Termination

Although it has not expressed any intention to do so, CoreCivic may terminate the Plan or trust agreement at any time. In the event of Plan termination, participants’ interests in employer contributions will become fully vested, and the accounts will be paid in lump-sum distributions as soon as practicable after the termination.

Trustee and Investment Custodians

Ascensus Trust Company (“Ascensus”), formerly Frontier Trust Company (“Trustee”) serves as the Plan’s trustee. Ascensus Trust Company also serves as the Plan’s custodian for all plan assets except those invested in the CoreCivic stock fund. Mid Atlantic Trust is the custodian for Plan assets invested in the CoreCivic stock fund. (Collectively, Ascensus Trust Company, and Mid Atlantic Trust are referred to as the “Custodians”).

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of CoreCivic common stock allocated to his or her account and is notified by the Trustee prior to the time such rights are to be exercised.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

Investment Valuation and Income Recognition

Investments are carried at market value as determined on the last day of the Plan year. See Note D for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

In late 2015, the Plan entered into new fee agreements with Ascensus and SunTrust. Prior to October 2015, the Plan had fee agreements with Ascensus and Wells Fargo. All sub-TA and 12b-1 fees are deposited into the Administrative Fee Credit Account (AFCA) and then Ascensus and the broker are paid quarterly based on the signed fee agreements. Other plan eligible expenses are also paid from the AFCA. If the Plan does not have adequate funds in the AFCA, all participants’ accounts would be charged a quarterly administrative fee to cover those administrative costs. All administrative costs not covered by this charge are borne by CoreCivic and, therefore, are not included in the accompanying statements of changes in net assets available for benefits.

Risks and Uncertainties

Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Additionally, as of December 31, 2017 and 2016, approximately 12%, and 16%, respectively, of the Plan’s investments were held in the CoreCivic stock fund. As such, the underlying value of the overall investment holdings is dependent on the performance of CoreCivic’s common stock and the market’s evaluation of such performance.

NOTE C - INVESTMENTS

Participants direct how their contributions and employer contributions made on their behalf are invested. At December 31, 2017, the Plan had balances in 19 investment funds, consisting of 17 mutual funds, a common collective trust fund, and the CoreCivic common

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

stock fund. In 2016, the Investment Committee approved the following changes to the Plan’s fund options: The Columbia Small Cap fund was replaced and fund balances were mapped to the newly added, Vanguard Small Cap Index fund on January 3, 2017. In December 2016, the Plan also added two additional funds – the Vanguard Mid Cap Index fund and the Janus Henderson Triton fund. As of December 31, 2016, there were small balances in the new funds as a result of year-end participant transfers within the Plan. These investment options are described as follows:

1.	The Morley Stable Value Fund – a common collective trust fund that seeks high current income, primarily through a diversified portfolio of high-quality fixed-income investments, consistent with capital preservation and prudent investment risk.

2.	Intermediate Bond Fund of America – a mutual fund that seeks to provide current income and preservation of capital through a bond portfolio. It invests primarily in debt securities with high quality ratings. The fund maintains a portfolio having a dollar-weighted average maturity of no less than three years and no greater than five years under normal market conditions.

3.	Washington Mutual Investors Fund – a mutual fund that seeks current income and an opportunity for growth of principal through common stock investing. This fund invests primarily in common stocks of larger, more established companies that are listed on, or meet the financial listing requirements of, the New York Stock Exchange and have a strong record of earnings and dividends.

4.	American Balanced Fund – a mutual fund that seeks conservation of capital, current income, and long-term growth of capital and income by investing in stocks, bonds, and securities issued and guaranteed by the U.S. government.

5.	AllianzGI Focused Growth Fund – a mutual fund that seeks capital preservation. This fund normally invests in equity securities of U.S companies with market capitalizations of at least $1 billion. The fund may invest up to 20% of assets in non-U.S. securities (but no more than 10% in one non-U.S. country or 10% in emerging market securities).

6.	Prudential Jennison Mid-Cap Fund – a mutual fund that seeks long-term capital appreciation. The fund normally invests at least 80% of assets in equity and equity-related securities of medium-sized companies with the potential for above-average growth.

7.	EuroPacific Growth Fund – a mutual fund that seeks long-term growth of capital by investing primarily in stocks of issuers located in Europe and the Pacific Basin that the investment adviser believes have the potential for growth. The fund may also invest a portion of its assets in common stocks and other securities of companies in countries with developing economies and/or markets.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

8.	Vanguard Institutional Index Fund – a mutual fund that seeks to replicate the total return of the S&P 500 Index, before fees and expenses. It attempts to replicate the index by investing all, or substantially all, of its assets in the stocks that comprise the S&P index holding each stock in approximately the same proportion as its weighting in the index.

9.	Growth Fund of America – a mutual fund that seeks long-term growth of capital. This fund invests primarily in common stocks, with management of the fund selecting securities that appear to offer superior opportunities for growth of capital. It may also invest a portion of its assets in securities of issuers domiciled outside the United States.

10.	Columbia Small Cap Value Fund – a mutual fund that seeks long-term capital growth. This fund normally invests at least 80% of assets in common stocks issued by domestic companies with market capitalizations equal to or less than the largest stock in the Russell 2000 Value Index. It may invest up to 20% of its total assets in foreign securities.

11.	Vanguard Small Cap Institutional Index Fund – a mutual fund that seeks to replicate the total return of the CRSP US Small Cap Value Index. It attempts to replicate the index by investing all, or substantially all, of its assets in the stocks that comprise the index, holding each stock in approximately the same proportion as its weighting in the index.

12.	Vanguard Mid Cap Index Fund Admiral—a mutual fund that seeks to replicate the total return of the CRSP US Mid Cap Index. It attempts to replicate the index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

13.	Janus Henderson Triton N—a mutual fund that seeks long-term growth of capital. The fund invests primarily in common stocks selected for their growth potential. It invests in equity securities of small- and medium-sized companies. Generally, having a market capitalization of less than $10 billion. The fund may also invest in foreign securities, which may include investments in emerging markets.

14.	CoreCivic Stock Fund – CoreCivic common stock. (Note: All of the 2016 recordkeeping reports and trust statements reference Corrections Corp. of America for the company (CoreCivic) stock fund information; however, the references are interchangeable. (See the note regarding the company’s rebranding in the Plan Sponsor section.)

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

15.	Principal LifeTime Strategic Income Fund – a mutual fund that seeks current income and as a secondary objective, capital appreciation. The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors seeking current income and secondarily capital appreciation.

16.	Principal LifeTime 2010 Portfolio – a mutual fund that seeks a total return consisting of long-term growth of capital and current income. The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. It allocates the assets more conservatively over time. The fund invests in PFI Institutional Class shares of underlying funds.

17.	Principal LifeTime 2020 Portfolio – a mutual fund that seeks a total return consisting of long-term growth of capital and current income. The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. It allocates the assets more conservatively over time. The fund invests in PFI Institutional Class shares of underlying funds.

18.	Principal LifeTime 2030 Portfolio – a mutual fund that seeks a total return consisting of long-term growth of capital and current income. The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. It allocates the assets more conservatively over time. The fund invests in PFI Institutional Class shares of underlying funds.

19.	Principal LifeTime 2040 Portfolio – a mutual fund that seeks a total return consisting of long-term growth of capital and current income. The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. It allocates the assets more conservatively over time. The fund invests in PFI Institutional Class shares of underlying funds.

20.

Principal LifeTime 2050 Portfolio – a mutual fund that seeks a total return consisting of long-term growth of capital and current income. The fund invests in underlying Principal domestic and foreign equity, real estate investments,

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. It allocates the assets more conservatively over time. The fund invests in PFI Institutional Class shares of underlying funds.

The stated objectives of these funds, which may change from time to time, are not necessarily indicators of actual performance.

NOTE D - FAIR VALUE MEASUREMENTS

The Plan values assets in accordance with the fair value standard. The standard clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures for fair value measurement. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

1.	Common stock: Valued at the closing price reported on the active market on which the individual security is traded.

2.	Mutual funds: Valued at the net asset value of shares held by the Plan at year end in an active market.

3.	Common collective trust fund: Valued at the net asset value of units of the collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017:

Fair Value Measurements as of December 31, 2017, using the following inputs:

	Level 1	Level 2	Level 3	Total
Mutual funds	259,218,360			259,218,360
Common stock	36,426,844			36,426,844

Total assets in the fair value hierarchy	$295,645,204			$295,645,204
Investments measured at Net Asset Value (NAV)*				15,322,835

Investments at fair value	$295,645,204			$310,968,039

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016:

Fair Value Measurements as of December 31, 2016, using the following inputs:

	Level 1	Level 2	Level 3	Total
Mutual funds	216,870,235			216,870,235
Common stock	43,712,092			43,712,092

Total assets in the fair value hierarchy	$260,582,327			$260,582,327
Investments measured at Net Asset Value (NAV)*				17,361,470

Investments at fair value	$260,582,327			$277,943,797

*	Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

The following table summarizes investments measured at fair value based on net asset value (“NAV”) per share as of December 31, 2017 and 2016, respectively.

Description	Fair Value 12/31/2017	Fair Value 12/31/2016	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Collective Trust Fund	$15,322,835	$17,361,470	n/a	Daily	30 days

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

NOTE E – ASSETS TRANSFERRED FROM OTHER PLANS

During 2017, CoreCivic transferred the assets from the Correctional Management Inc. 401(k) Plan, covering employees of certain of its subsidiaries into the Plan. This activity is presented separately under the caption “Transfer In” in the accompanying statement of changes in net assets available for benefits for the year ended December 31, 2017.

NOTE F- FEDERAL INCOME TAX STATUS

Effective January 1, 2016, the Plan was amended and restated. A new Internal Revenue Service (IRS) determination letter was issued dated April 27, 2017. The Plan currently is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan continues to qualify under IRC Section 401(a), and the related trust continues to be tax-exempt as of December 31, 2017.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

NOTE G - RELATED PARTY TRANSACTION

Ascensus is the trustee and custodian of the Plan for all plan assets except those invested in the CoreCivic common stock fund, and Mid Atlantic Trust is the custodian of the CoreCivic common stock fund. Therefore, transactions with these parties qualify as party-in-interest transactions. The Plan also held notes receivable from participants which also qualify as party-in-interest transactions.

NOTE H - RECONCILIATION TO FORM 5500

As of December 31, 2017 and 2016, the Plan had $852,189 and $854,447 respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan’s Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with GAAP.

The following is a reconciliation of the net assets available for benefits and benefits payable to participants at December 31, 2017 and 2016, per the financial statements to the Form 5500.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

	Benefits Payable		Net Assets Available for Benefits
	2017	2016	2017	2016
Per the financial statements	$—	$—	$328,814,062	$295,693,047

Amounts allocated to withdrawing participants	852,189	854,447	(852,189)	(854,447)

Per the Form 5500	$852,189	$854,447	$327,961,873	$294,838,600

The following is a reconciliation of benefit distributions for the years ended December 31, 2017 and 2016, per the financial statements to the Form 5500.

	Benefits Distributions
	2017	2016
Per the financial statements	$46,057,435	$35,620,887
Add: Amounts allocated to withdrawing participants at end of year	852,189	854,447

Deduct: Amounts allocated to withdrawing participants at end of prior year	(854,447)	(1,539,150)

Per the Form 5500	$46,055,177	$34,936,184

NOTE I - LIMITATION ON CORECIVIC STOCK FUND ELECTIONS AND TRANSFERS INTO THE CORECIVIC STOCK FUND

The Plan Administrative Committee, with the approval of the CoreCivic Board of Directors, implemented a limit on the percentage of new contributions that plan participants are permitted to invest in the CoreCivic stock fund. Transfers into the CoreCivic stock fund from the Plan’s other funds are also subject to the same limitation.

Through December 31, 2016, twenty-five percent (25%) was the maximum percentage of a participant’s new contributions permitted to be invested in the CoreCivic stock fund. Requests to transfer funds into the CoreCivic stock fund were not to be permitted if, at the time of transfer, the transfer would cause the participant’s CoreCivic stock fund balance to exceed 25% of the participant’s total plan balance.

The Investment Committee approved a change to this maximum percentage and effective as of January 1, 2017, ten percent (10%) is the maximum percentage of a participant’s new contributions permitted to be invested in the CoreCivic stock fund. In addition, requests

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

to transfer funds into the CoreCivic stock fund were not permitted if, at the time of the transfer, the transfer would cause the participant’s CoreCivic stock fund balance to exceed 10% of the participant’s total plan balance.

SUPPLEMENTAL SCHEDULE

CORECIVIC 401(k) PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN 62-1806755, Plan 001

SCHEDULE H, LINE 4i

DECEMBER 31, 2017

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Ascensus Trust Company	Interest bearing cash	**	$2,680,735
*	Mid Atlantic Capital Corporation	Mid Atlantic Capital Corporation Unitized Account	**	575,156
	The American Funds Group	Intermediate Bond Fund of America	**	8,315,864
	The American Funds Group	American Balanced Fund	**	37,019,932
	The American Funds Group	Washington Mutual Investors Fund	**	33,270,907
	The American Funds Group	EuroPacific Growth Fund	**	19,795,145
	Allianz Funds	AllianzGI Focused Growth Fund	**	26,222,574
	The American Funds Group	Growth Fund of America	**	21,341,197
	Vanguard Investment	Vanguard Institutional Index Fund	**	25,736,954
	Vanguard Investment	Vanguard Mid Cap Index Fund	**	1,422,805
	Vanguard Investment	Vanguard Small Cap Index Fund	**	12,859,725
	Janus Funds	Janus Henderson Triton Fund	**	1,787,414
	Prudential Investments	Prudential Jennison Mid-Cap Fund	**	18,269,735
	Morley Financial	Morley Stable Value Fund	**	15,322,835
	Principal Financial	Principal Lifetime Strategic Income Fund	**	894,359
	Principal Financial	Principal Lifetime 2010	**	2,159,306
	Principal Financial	Principal Lifetime 2020	**	11,037,045
	Principal Financial	Principal Lifetime 2030	**	15,420,110
	Principal Financial	Principal Lifetime 2040	**	9,072,906
	Principal Financial	Principal Lifetime 2050	**	11,336,491
*	CoreCivic	CoreCivic Common Stock	**	36,426,844
*	Various plan participants	Notes receivable from participants (interest rate ranged between 4.25% and 5.25% with varying maturity dates)	—	16,497,903

		Total		$327,465,942

*	Indicates party-in-interest.
**	Cost information is not required for participant-directed investments.